Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Alpha Core Strategies Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$55,000,000.00(1)	0.01476%	$8,118.00(2)

Fees Previously Paid	—		—

Total Transaction Valuation	$55,000,000.00(1)

Total Fees Due for Filing			$8,118.00

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$ 8,118.00

(1)	Calculated as the aggregate maximum purchase price for Common Units.

(2)	Calculated at $147.60 per $1,000,000 of the Transaction Valuation.